UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

IDENIX PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

IMPERIAL BLUE CORPORATION

(Offeror)

a wholly owned subsidiary of

MERCK & CO., INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President, Global Public Policy and Corporate Responsibility,

Secretary and Assistant General Counsel

Merck & Co., Inc.

One Merck Drive, P.O. Box 100,

Whitehouse Station, NJ 08889-0100

(908) 423-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James Modlin

David Schwartz

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,852,404,200	$496,189.66

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 150,856,104 shares of common stock, par value $0.001 per share, of Idenix Pharmaceuticals, Inc. (“Idenix”) multiplied by the offer price of $24.50 per share and (ii) the net offer price for 8,794,634 shares issuable pursuant to outstanding options with an exercise price less than $24.50 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $24.50 minus such applicable exercise price). The calculation of the filing fee is based on information provided by Idenix as of June 8, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $496,189.66	Filing Party: Merck & Co., Inc.
Form of Registration No.: Schedule TO-T	Date Filed: June 20, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on June 26, 2014, Amendment No. 2 filed with the SEC on June 27, 2014, Amendment No. 3 filed with the SEC on July 3, 2014, Amendment No. 4 filed with the SEC on July 11, 2014, Amendment No. 5 filed with the SEC on July 21, 2014, Amendment No. 6 filed with the SEC on July 24, 2014 and this Amendment, the “Schedule TO”), which relates to the tender offer by Imperial Blue Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Idenix Pharmaceuticals, Inc., a Delaware corporation (“Idenix”), at a price of $24.50 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated June 20, 2014 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Offer to Purchase.

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and 11 in the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

This Amendment is being filed to amend and supplement Items 1, 4, 8 and 11 as reflected below.

Items 1, 4, 8 and 11

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 5:00 pm Eastern Time on August 4, 2014. The Depositary has advised us that 131,693,787 Shares were validly tendered and not properly withdrawn (not including 7,557,710 Shares tendered pursuant to notices of guaranteed delivery). All Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

As a result of the purchase of Shares in the Offer, the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee) in accordance with the terms of the Offer and not validly withdrawn on or prior to 5:00 pm Eastern Time on August 4, 2014 represented at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date.

Accordingly, Purchaser intends to merge with and into Idenix, without a meeting of the stockholders of Idenix in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Idenix continuing as the surviving corporation and thereby becoming a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Idenix or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and shall cease to exist and shall thereafter represent only the right to receive $24.50 per Share, without interest, but subject to any required withholding of taxes. As a result of the Merger, Idenix will cease to be a publicly traded company on NASDAQ.

On August 5, 2014, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(1)(J)	Press Release issued by Merck & Co., Inc., dated August 5, 2014.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2014

IMPERIAL BLUE CORPORATION

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Vice President

MERCK & CO., INC.

By:	/s/ Katie Fedosz
Name:	Katie Fedosz
Title:	Senior Assistant Secretary